Exhibit 99.1

Microsoft and 21Vianet Announce WebDirect Payment Services for Windows Azure Services in China

BEIJING, Sept. 26, 2014 (GLOBE NEWSWIRE) — Microsoft Corporation (Nasdaq:MSFT) (“Microsoft”) and 21Vianet Group, Inc. (Nasdaq:VNET) (“21Vianet” or the “Company”), announced that Windows Azure services’ WebDirect payment services are now available to all customers in China.

Customers can purchase public cloud services at international standards directly from the 21Vianet official website. In contrast to traditional offline purchase models, the self-serviced WebDirect model will greatly simplify the contract signing, purchasing, and payment processes. Customers can start using the cloud services as soon as payments are accepted. It will be easier and less costly for small & medium enterprises (SMEs), startups, and developers to adopt public cloud services. The “One RMB Trial” promotion (terms and conditions apply) allows new customers to enjoy a comprehensive public cloud Windows Azure services package for one month, typically valued at RMB2,000.

Mr. George Zhiqing Yan, General Manager of Marketing and Operations for Microsoft Greater China, said, “Since Windows Azure’s official launch on March 26, 2014, we have made great progress, exceeding our expectations with the speed and magnitude in which our users have grown. We have always been committed to introducing the world’s leading technology and services, and now users in China can also experience public cloud services at international standards. Over the past few months, working with 21Vianet, we have been strengthening the speed and frequency of updates for our public cloud functions and services, further improving our users’ experience. WebDirect’s rollout will substantially simplify the process of implementing public cloud services, allowing SMEs, startups and developers to experience the online payment, instant deployment, pay-as-you-go way of purchase of Windows Azure and helping them face the IT challenges in this age of cloud computing.”

Mr. Satya Nadella, CEO of Microsoft, Mr. Ralph Haupter, Corporate Vice President and CEO of Microsoft Greater China, and Mr. Josh Chen, Chairman and CEO of 21Vianet all attended the launch event together. Mr. Josh Chen, Chairman and CEO of 21Vianet, stated, “We are extremely excited to achieve another great milestone in the collaboration between 21Vianet and Microsoft. The WebDirect online payment portal will significantly reduce customers’ IT costs and enable them to more easily and efficiently deal with any difficult challenges in the cloud era.”

WebDirect is a pre-paid model - it enables customers to order Windows Azure products and services and sign contracts online and prepay for these services by using Alipay and UnionPay payment systems. Currently, the typical online contract will be valid for one year and the lowest package available to customers will cost RMB 700. Windows Azure offers standard service level agreements (SLAs) and users can customize their service packages depending on their specific needs. Once customers begin using the services, the WebDirect system will automatically deduct amounts from the account balance based on actual usage. Prepaid accounts do not support any usage exceeding the paid amount.

Globally, Windows Azure has become Microsoft’s fastest growing business segment, servicing over 57% of Fortune 500 companies in more than 100 countries. In China, Windows Azure operated by 21Vianet is the first commercially offered public cloud service at international standards. By combining Microsoft’s leading global cloud technologies and 21Vianet’s reliable local operation, Windows Azure has been able to attract many new customers, many of which are market leaders in their respective fields.

Starting today, 21Vianet offers the “One RMB Trial” promotion (term and conditions apply) for new customers. Paying one RMB via online registration, customers will be able to enjoy a public cloud Windows Azure services package for one month, typically valued at RMB2,000. For more details on the different Windows Azure services and pricing offered by 21Vianet, please visit the “Pricing” page on the website.

For more details on the online contract, please visit the official website or contact Microsoft.

About Microsoft

Founded in 1975, Microsoft (Nasdaq:MSFT) is the worldwide leader in software, services and solutions that help people and businesses realize their full potential.

About 21Vianet

21Vianet Group, Inc. is the largest carrier-neutral internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud infrastructure services, and content delivery network services, improving the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the internet in a faster and more reliable manner. 21Vianet operates in 44 cities throughout China, servicing a diversified and loyal base of several thousand customers that range from Fortune 500 conglomerates, government entities, blue-chip enterprises to small- and mid-sized business enterprises

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release and in the attachments is as of the date of this press release.

CONTACT: Investor Relations Contact:

21Vianet Group, Inc.

Eric Chu, CFA

+1 (908) 707-2062

IR@21Vianet.com

Joseph Cheng

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Calvin Jiang

+1 (646) 405-4922

IR@21Vianet.com